Exhibit 12.1

Marathon Petroleum Corporation
Computation of Ratio of Earnings to Fixed Charges
TOTAL ENTERPRISE BASIS - Unaudited
(In millions)

	For the Years Ended December 31,
	2013	2012	2011	2010	2009
Portion of rentals representing interest	$71	$46	$41	$45	$41
Capitalized interest	28	101	112	83	78
Other interest and fixed charges	167	90	60	1	1
Total fixed charges (A)	$266	$237	$213	$129	$120
Earnings-pretax income with applicable adjustments (B)	$3,518	$5,423	$3,848	$1,063	$748
Ratio of (B) to (A)	13.2	22.9	18.1	8.2	6.2